Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
STEPHEN M. LEITZELL stephen.leitzell@dechert.com +1 215 994 2621 Direct + 1 215 219 0448 Fax

CERTAIN PORTIONS OF THIS LETTER ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST BY CONCENTRA GROUP HOLDINGS PARENT, INC. PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. THE CONFIDENTIAL PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN REDACTED AND ARE MARKED WITH [***]. AN UNREDACTED VERSION OF THIS LETTER IS BEING SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

May 17, 2024

VIA EDGAR

Benjamin Richie and Lauren Nguyen

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Concentra Group Holdings Parent, Inc. (the “Company”) Confidential Submission of Amendment No. 2 to Draft Registration Statement on Form S-1 CIK No. 0002014596

Dear Mr. Ritchie and Ms. Nguyen:

The Company is submitting today, via EDGAR, this letter and Amendment No. 2 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”), for confidential non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement.

This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated May 9, 2024 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted confidentially to the SEC on April 19, 2024.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company has requested confidential treatment for a portion of its response to the Staff’s comment that relates to the Staff’s prior comment 1, which has been marked by bracketed asterisks (“[***]”) below. The Company has requested that such redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Staff under separate cover along with the request for confidential treatment under Rule 83.

Draft Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

Our Company, page 1

1.	Comment:	We note your revised disclosure in response to prior comment 4 and reissue the comment in part. We further note the disclosure that the results from the study demonstrate your outperformance compared to your competitors. Specifically, you state that you compared your data obtained through the customers’ information system with the total claims cost and case duration of “all other non-Concentra health centers.” In regard to the claims of other non-Concentra health centers, please provide further context by disclosing the number and types of claims, the time period considered, the industry averages for claim costs and case duration and clarify whether this data is publicly available.

	Response:	The Company has revised its disclosure on pages 2, 58, 74 and 93 to address the Staff’s comments. The Company respectfully advises the Staff that the figures underlying the 25% lower average in total claims costs are [***] for a Company occupational health center in comparison with [***] for a non-Company health center aggregated from the claims surveys. The figures underlying the 61 fewer days per claim are [***] when customers used Company centers in comparison with [***] when with a non-Company health center. The Company further advises the Staff that the claims studies compared data derived from Company and non-Company health center closed claims and such data is not publicly available or derived from a third-party industry report.

Deep and Diverse Customer Relationships, page 6

2.	Comment:	We note your response to prior comment 5 and re-issue it in part. We note your revised disclosure noting that your “major ecosystem partners” have been with you for more than 20 years on average as of December 31, 2023. Please revise to describe your “ecosystem partners.” On page 103, you state that your ecosystem partners include insurance carriers and third-party administrators. On page 107, you disclose that your primary customers are “employers; workers’ compensation ecosystem partners, such as payors, workers’ compensation provider networks, and substance abuse testing networks; and patients.”

	Response:	The Company has revised its disclosure on pages 8, 105 and 110 to address the Staff’s comments.

Dividend Policy, page 61

3.	Comment:	We note your response to prior comment number 10 and your current disclosure that the Board’s decisions regarding the payment of dividends will depend on many factors, and that you cannot assure that you will pay your anticipated dividend in the same amount or frequency, or at all, in the future. Please revise to describe the factors that the Board will consider in its determination. Additionally, once determined, please disclose the amount of the quarterly dividend anticipated to be paid and the assumptions used by the Board to support the ability to fund the anticipated dividend. Please ensure that your disclosure clearly states the amount of cash you anticipate being available for distribution. Last, please reconcile the amount of cash you anticipate being available for distribution to the historical financial statements clearly identifying any adjustments the Board feels is necessary and the assumptions supporting those adjustments.

Response:	The Company has revised its disclosure on pages 16, 40 and 60 to address the Staff’s comments with respect to the factors the Board will consider regarding the payment and amount of dividends. The payment of any future dividends to the Company’s stockholders will be at the discretion of the Board.

The Separation, page 66

4.	Comment:	We note your response to comment 12 and reissue in part. Please provide an accounting analysis that explains how the joint venture put and call rights are accounted for in your historical and pro forma financial statements. Please provide an estimate of the maximum amount of your repurchase obligation based on the current facts and circumstances. We note the potential adverse impact referenced in the corresponding risk factor on page 44.

Response:	The Company acknowledges the Staff’s comments and respectfully advises the Staff that it classified redemption rights that, if exercised, require the Company to purchase the outside parties’ ownership interests in our joint ventures as redeemable non-controlling interests, in accordance with ASC 480-10-S99-3A. Because the redemption features are not solely within control of the Company, the redemption value is recorded as temporary equity on the consolidated balance sheet. At March 31, 2024 and December 31, 2023, the recorded redemption values were $18.3 million and $16.5 million, respectively, which represent the maximum amount of our repurchase obligation based on the facts and circumstances as of each balance sheet date. The Company does not expect to reflect any pro forma adjustments to the historically presented figures. As a result, the Company has removed the reference to the risk factor on page 44.

Our Operating Segments, page 100

5.	Comment:	We note your revised disclosure in response to prior comment 18 and reissue in part. Here or at another appropriate location, please describe the process through which you receive and manage claims.

Response:	The Company has revised its disclosure on page 104 to address the Staff’s comments.

Lock-Up Agreements, page 159

6.	Comment:	We note your response to prior comment 29 and revised disclosure that Select and all of your directors and executive officers have entered into lock up agreements. However, on page 165 you also state that all of your directors and executive officers and “substantially all of [your] stockholders” are participating in these lock-up agreements. Please revise to reconcile your disclosures.

Response:	The Company has revised its disclosure on page 168 to address the Staff’s comments.

Exhibits

7.	Comment:	We note your response to prior comment 30 and reissue in part. At an appropriate section of your prospectus, please disclose the material terms of the MSAs and MSOs and file the form of each such agreement or provide a detailed legal analysis as to why these agreements are not required under Item 601(b)(10)(ii)(B) of Regulation S-K. We note disclosure at page 31 where you note that you are dependent on your relationships with affiliated professional entities that you do not own to provide healthcare services, and that to the extent your ability to receive fees from the Managed PCs is limited, your ability to use that cash for growth, debt service or other uses at the Managed PC may be impaired and, as a result, your business, financial condition and results of operations may be adversely affected.

Response:	The Company has revised its disclosure on page 11 and the exhibit index to address the Staff’s comments. The Company respectfully advises the Staff that it will file the Form of MSA as an exhibit in a subsequent amendment to the Revised Registration Statement. With respect to Staff’s comment to disclose the material terms of the MSOs, the Company respectfully advises the Staff that there are no separate MSO agreements as the Managed PCs and MSO are only parties to each MSA.

General

8.	Comment:	Please revise to define non-farm employees in the first instance the term is used in the prospectus.

Response:	The Company revised its disclosure on page 5 to address the Staff’s comments.

Should you have any questions or comments concerning the Revised Registration Statement or this response letter, please feel free to contact me at (215) 994-2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

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